                           TENNECO INC. -- letterhead

                                                                     May 6, 2008

VIA EDGAR

Mr. Michael Fay
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010


RE:  TENNECO INC.
     FORM 10-K:  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
     FILE DATE:  FEBRUARY 29, 2008
     FILE NO. 001-12387

Dear Mr. Fay:

         We are writing in response to your letter dated April 23, 2008, setting forth the comments of the staff of the Division of Corporation Finance (the "Staff") on the Form 10-K for the fiscal year ended December 31, 2007 of Tenneco Inc. (the "Company") filed with the Securities and Exchange Commission on February 29, 2008. We have carefully considered the Staff's comments and our responses are set forth below. To facilitate the Staff's review, we have keyed our responses to the headings and numbered comments used in the Staff's comment letter, which we have reproduced in italicized text.

Form 10-K:  For the fiscal year ended December 31, 2007

Selected Financial Data, page 33

1. Please change the title of your non-GAAP measure from EBITDA as the measure includes an adjustment for minority interest. For guidance, refer to question and answer 14 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures ("FAQ"), available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

     We will change the title of our non-GAAP EBITDA measure to "EBITDA including minority interest."

2. The answer to question 8 of the FAQ identifies disclosure that may be necessary when a non-GAAP performance measure excludes a recurring charge. (The answer to question 15 of the FAQ discusses the applicability of answer 8 to EBITDA.) Since your non-GAAP performance measure excludes a number of recurring charges, please consider expanding your disclosure consistent with the answer to question 8. We note your disclosure, but it seems to be overly broad and generic. Please provide us any revised disclosure that you intend to include in future filings.

         In future disclosures that include this measure, we will revise the disclosure about our use of EBITDA including minority interest as follows

         "EBITDA including minority interest is a non-GAAP measure defined as net income before extraordinary items, cumulative effect of changes in accounting principle, interest expense, income taxes, depreciation and amortization and minority interest. We use EBITDA including minority interest, together with GAAP measures, to evaluate and compare our operating performance on a consistent basis between time periods and with other companies that compete in our markets but which may have different capital structures and tax positions, which can have an impact on the comparability of interest expense, minority interest and tax expense. We also believe that using this measure allows us to understand and compare operating performance both with and without depreciation expense, which can vary based on several factors. We believe EBITDA including minority interest is useful to our investors and other parties for these same reasons.

         EBITDA including minority interest should not be used as a substitute for net income or for net cash provided by operating activities prepared in accordance with GAAP. It should also be noted that EBITDA including minority interest may not be comparable to similarly titled measures used by other companies and, furthermore, that it excludes expenditures for debt financing, taxes and future capital requirements that are essential to our ongoing business operations. For these reasons, EBITDA including minority interest is of value to management and investors only as a supplement to, and not in lieu of, GAAP results."


Management's Discussion and Analysis, page 35

Cash flows for 2007 and 2006, page 49

Operating Activities, page 50

3. Please (i) explain to us why one of your European subsidiaries and several of your Chinese subsidiaries receive negotiable financial instruments from certain of their OE customers in satisfaction of accounts receivable, (ii) quantify for us the amount of negotiable financial instruments that were held by your European and Chinese subsidiaries as of December 31, 2007, (iii) explain to us any risks inherent in receiving negotiable financial instruments, and (iv) consider where appropriate, expanding your disclosure to address the information presented in your response.


         The negotiable financial instruments received by one of our European subsidiaries and some of our Chinese subsidiaries are checks drawn by our OE customers and guaranteed by their banks that are payable at a future date. The use of these instruments for payment follows local commercial practice. Negotiable financial instruments received from OE customers in China and not redeemed totaled $8 million and $9 million at December 31, 2007 and 2006, respectively. No negotiable financial instruments were held by our European subsidiary at December 31, 2007 and 2006. Because negotiable financial instruments are financial obligations of our customers and are guaranteed by our customers' banks, we believe they represent a lower financial risk than the outstanding accounts receivable that they satisfy which are not guaranteed by a bank.

We will expand the disclosure starting with our Form 10-Q for the quarter ended March 31, 2008 to include this additional information as shown below (expanded language is underscored).

         "One of our European subsidiaries receives payment from one of its OE customers whereby the accounts receivable are satisfied through the delivery of negotiable financial instruments. We may collect these financial instruments before their maturity date by either selling them at a discount or using them to satisfy accounts receivable that have previously been sold to a European bank. Any of these financial instruments which are not sold are classified as other current assets as they do not meet our definition of cash equivalents. The amount of these financial instruments that was collected before their maturity date totaled $5 million as of March 31, 2008, compared with $27 million at the same date in 2007. No negotiable financial instruments were held by our European subsidiary as of March 31, 2008 or March 31, 2007.

         In certain instances several of our Chinese subsidiaries receive payment from OE customers and satisfy vendor payments through the receipt and delivery of negotiable financial instruments. Financial instruments used to satisfy vendor payables and not redeemed totaled $18 million and $11 million at March 31, 2008 and 2007, respectively, and were classified as notes payable. Financial instruments received from OE customers and not redeemed totaled $15 million and $5 million at March 31, 2008 and 2007, respectively, and were classified as other current assets. One of our Chinese subsidiaries that issues its own negotiable financial instruments to pay its vendors is required to maintain a cash balance at a financial institution that guarantees those financial instruments. No financial instruments were outstanding at that Chinese subsidiary as of March 31, 2008. As of March 31, 2007 the required cash balance was approximately $1 million and was classified as cash and cash equivalents.

         The negotiable financial instruments received by one of our European subsidiaries and some of our Chinese subsidiaries are checks drawn by our OE customers and guaranteed by their banks that are payable at a future date. The use of these instruments for payment follows local commercial practice. Because negotiable financial instruments are financial obligations of our customers and are guaranteed by our customers' banks, we believe they represent a lower financial risk than the outstanding accounts receivable that they satisfy which are not guaranteed by a bank."


Investing Activities, page 50

4. Please quantify for us and briefly describe the significant components of the $170 million in plant, property, and equipment you acquired during 2007.

As discussed with Mr. Patrick Kuhn on May 2, cash payments for plant, property and equipment (PP&E) were $177 million in 2007. Without adjusting for changes in the balance of accounts payable relating to acquisitions of PP&E, the amount of PP&E acquired was $170 million in 2006 and $198 million in 2007. The major components of the $198 million of PP&E we acquired in 2007 are summarized below (in $ millions).

Machinery and equipment                                                  $145
Investments in tooling                                                     24
Investment in land and buildings, including leasehold improvements         23
Other capital investments                                                   6
                                                                         ----
     Total                                                               $198

Notes to the Consolidated Financial Statements, page 77

Note 7:  Income Taxes, page 95

5. Please identify for us and disclose in MD&A the factors that caused the difference between the U.S. loss before income taxes and the foreign income before income taxes, as illustrated in the first table to note 7 of your consolidated financial statements.

         The difference between U.S. losses before income taxes and foreign income before income taxes results primarily from our capital structure. Because most of our debt is in the U.S., nearly all of our interest expense is incurred in the U.S. and in recent years has more than offset our domestic earnings before interest and income taxes. In 2007, interest expense was $162 million in the U.S. and $2 million outside the U.S. Interest expense in the U.S. was $134 million and $126 million in 2006 and 2005, respectively. Interest expense outside the U.S. was $2 million and $7 million in 2006 and 2005, respectively.

         We will disclose the domestic and foreign components of interest expense in the section entitled "Interest Expense, Net of Interest Capitalized" of MD&A starting with our Form 10-Q report in the first quarter of 2008. We will also discuss in our future Form 10-K reports the effect of the high level of interest expense on our U.S. income before income taxes in the Critical Accounting Policies section of MD&A where we discuss income taxes.



                                    * * * * *

         The Company acknowledges that:

              - The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

              - Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

              - The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

         Please contact the undersigned at (847) 482-5332 if you have any questions or require additional information.

         Sincerely,

         /s/ Kenneth R. Trammell